FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

$3,500,000,000

3.106% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2026

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	April 1, 2020

Settlement Date:	April 8, 2020 (T+5 days)

Maturity:	April 8, 2026

Par Amount:	$3,500,000,000

Treasury Benchmark:	0.500% due March 31, 2025

Treasury Price:	$100-22 3⁄4

Treasury Yield:	0.356%

Re-offer Spread to Benchmark:	T5+275 bp

Re-offer Yield:	3.106%

Fixed Rate Coupon & Payment Dates:

3.106%, payable semiannually in arrears on each April 8 and October 8 from, and including, the Settlement Date to, but excluding, April 8, 2025 (the “fixed rate period”).

Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:

From, and including, April 8, 2025 (the “floating rate period”), an annual floating rate equal to SOFR (as defined in the Issuer’s preliminary prospectus supplement dated April 1, 2020 (the “Preliminary Prospectus Supplement”) and compounding daily over each interest period as described in the Preliminary Prospectus Supplement) plus 2.842%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on July 10, 2025 and ending at Maturity or any earlier redemption date. An “interest period end date” means the 8th of each January, April, July, October, beginning on July 8, 2025 and ending at Maturity or any earlier redemption date.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Preliminary Prospectus Supplement).

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$3,488,625,000 (before expenses)

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after October 8, 2020 (or if additional notes are issued after April 8, 2020, beginning six months after the issue date of such additional notes) and prior to April 8, 2025 at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Issuer’s base prospectus dated June 27, 2019 (the “Prospectus”)), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to April 8, 2025, plus 0.420%.

We may redeem the notes, at our option, (i) in whole, but not in part, on April 8, 2025, or (ii) in whole at any time or in part from time to time, on or after March 8, 2026 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

CITIGROUP INC.

$3,500,000,000

3.106% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2026

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Sinking Fund:	Not applicable

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967 MQ1

ISIN:	US172967MQ12

Sole Book Manager (76.50%):	Citigroup Global Markets Inc.

Senior Co-Managers (1.00% each):

ABN AMRO Securities (USA) LLC

Banca IMI S.p.A.

Barclays Capital Inc.

BNP Paribas Securities Corp.

Danske Markets Inc.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

Junior Co-Managers (0.50% each):

Academy Securities, Inc.

American Veterans Group, PBC

Banco de Sabadell, S.A.

Bank of China Limited, London Branch

BANKIA, S.A.

Blaylock Van, LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Global Oak Capital Markets

HSBC Securities (USA) Inc.

Huntington Securities, Inc.

ICBC Standard Bank Plc

Lloyds Securities Inc.

Mischler Financial Group, Inc.

Mizuho Securities USA LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

RB International Markets (USA) LLC

RBC Capital Markets, LLC

Regions Securities LLC

Roberts & Ryan Investments Inc.

Samuel A. Ramirez & Company, Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.